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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                SCHEDULE 13E-3/A
                                (AMENDMENT NO. 1)

                    TRANSACTION STATEMENT UNDER SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13E-3 THEREUNDER

                              THE OHIO ART COMPANY
                                (Name of Issuer)

                              THE OHIO ART COMPANY
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    677143109
                      (Cusip Number of Class of Securities)

                              WILLIAM C. KILLGALLON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              THE OHIO ART COMPANY
                                  P.O. BOX 111
                                BRYAN, OHIO 43506
                                 (419) 636-3141
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH COPIES TO:

                              Thomas J. Murphy P.C.
                           McDermott Will & Emery LLP
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                 (312) 372-2000

     This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

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c. |X|A tender offer.

d. |_| None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

     Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

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Transaction Valuation:                                      Amount of Filing Fee
$69,000                                                               $13.80 (1)
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(1) Previously paid.

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $9.20 per share for the eligible shares of Common Stock, multiplied by 7,500, the estimated maximum number of shares to be purchased in the offer.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
Filing Party:  N/A
Form or Registration No.:  N/A
Date Filed:  N/A

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                                  INTRODUCTION

     This Amendment No. 1 (this "Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") amends and supplements the
Schedule 13E-3 filed by the Ohio Art Company (the "Company") on February 2, 2005 relating to its offer to purchase for cash (the "Offer") all shares of the Company's common stock, $1.00 par value per share (the "Shares" or "Common Stock"), held by shareholders that own 99 or fewer Shares as of the close of business on January 19, 2005. The Offer is being made pursuant to an offer to purchase (the "Offer to Purchase"), dated February 2, 2005, which has previously been attached to the Schedule 13E-3 as Exhibit (a)(1).

     The purpose of this Amendment is to amend and supplement the Schedule 13E-3. Except as otherwise noted below, no changes have been made to the responses to the items of the Schedule 13E-3.

     Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

a) The second paragraph of the Offer to Purchase is hereby amended in its entirety to read as follows:

          We will pay $9.20 per Share properly tendered by an eligible shareholder. This price was selected because it was the closing price for our Shares on the American Stock Exchange on August 20, 2004, the last day the Shares were traded on that exchange. Payment will be made promptly after the expiration of the Offer.

b) The Offer to Purchase is hereby amended to add the following paragraph as the eighth paragraph in the Section titled "Effects of the Offer; Plans After Completing the Offer" of the Offer to Purchase:

          Officers and directors who are continuing shareholders as well as other non-tendering shareholders will continue to participate in the growth of the Company, if any. In addition, these persons' investment in the Company could reflect any benefit realized by the Company in its future use, if any, of operating loss carryforwards. Any such potential benefit cannot be quantified because it is not possible to determine if or when the Company will have profits sufficient to utilize these operating loss carryforwards.

c) The Offer to Purchase is hereby amended to add the following paragraph as the third paragraph under the caption "Why is Ohio Art making the Offer?" of the Offer to Purchase:

          We estimate that the additional annual cost to us being a reporting company is approximately $300,000, including internal costs. In addition, we estimate that in order to fully implement the requirement of Sarbanes-Oxley, particularly the provisions regarding internal control reports and documentation, we will incur additional



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          non-recurring costs of approximately $250,000, including internal costs.

d) The first and sixth paragraphs of the section "Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" of the Offer to Purchase are hereby combined and amended in their entirety to read as the first paragraph of that section as follows:

          Our board selected the Offer price of $9.20 per Share because that was the closing price for our Shares on the American Stock Exchange on August 20, 2004. Our board did not consider book value, liquidation value or going concern value material to its fairness decision given that this Offer is directed only to shareholders owning small numbers of Shares who could benefit from selling their Shares without brokerage commissions. This Offer does not involve a merger, sale of all outstanding Shares or a sale of substantially all of the assets of the Company. We believe a measure of book value, going concern value or liquidation value would be more appropriate under those circumstances. We believe that the Offer is fair to eligible shareholders that are unaffiliated with us. The determination of the Offer price of $9.20 per Share and our belief as to fairness of the Offer to these shareholders is based on the following factors:

          o The Offer is voluntary for eligible shareholders.

          o We selected the closing price of $9.20 per Share on the American Stock Exchange on August 20, 2004, the last day the Common Stock was traded on that exchange, because it is the last market price determined on a registered securities exchange and because we believe that the trading on that exchange was sufficiently developed and liquid to establish a fair value for the Shares. The $9.20 price also represents a 31% premium over the highest bid price of $7.00 quoted on the pink sheets in the 30 days prior to announcement of this Offer.

          o Eligible shareholders who choose to participate in the Offer will avoid the brokerage commissions that they would otherwise incur if they disposed of their Shares in a brokerage transaction (although a holder will have federal and state income tax consequences and may be charged a fee if it holds its Shares through a nominee, as discussed below).

e) The fourth paragraph under the section captioned "Effects of the Offer; Plans After Completing the Offer" of the Offer to Purchase is hereby amended in its entirety as follows:

          Under applicable SEC rules, companies are permitted to terminate the registration of, and suspend their SEC reporting obligations with respect to, any class of securities held of record by fewer than 300 persons. Once these obligations have been suspended, companies are no longer required to file periodic reports, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K or to comply with the SEC's proxy rules and holders of our Common Stock will no longer be subject to the requirements of Sections 13(d) and 16 of the Exchange Act or the corporate governance provisions of



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

          Sarbanes-Oxley, including management certification of periodic reports (and related penalties for false certifications), the prohibition on loans to directors and executive officers, certain audit committee charter requirements, documentation and report requirements, and internal control. Because our Common Stock is our only class of securities outstanding, once we suspend our reporting obligations with respect to our Common Stock, we will have no obligation under federal securities laws to provide our shareholders with any periodic reports as to new developments in our business, our financial condition or results of operations. Therefore, following the suspension of our reporting obligations, it will be more difficult for our shareholders to obtain information about us. We do intend, however, to provide our remaining shareholders by mail with basic information with respect to our financial condition and results of operations on an annual basis, including audited financial statements, after we become a non-reporting company. This information will not be as detailed or extensive as the information we currently file with the SEC. As a company incorporated under the laws of the State of Ohio, the Company is required to call an annual meeting of shareholders and is required at the annual meeting to lay before the shareholders financial statements, which may be a balance sheet and statement of profit and loss. These financial statements are not required to be audited but if not audited are required to be signed by the president or vice-president or the treasurer or an assistant treasurer of the corporation.

          Ohio law also provides that the shareholders have a right to inspect the books and records of their company for a specific reasonable and proper purpose.

f) The paragraph under the caption "Conditions of the Offer" of the Offer to Purchase is hereby amended in its entirety as follows:

          This Offer is not conditioned on the receipt of tenders for any minimum number of Shares. This Offer is not subject to any conditions except that tenders must be in proper form, tendering holders must be eligible to tender and we must not have terminated the Offer. We will not accept any alternative, conditional or contingent tenders. Also, any tenders of Shares by any eligible shareholder must be for all of such holder's Shares. If we fail at any time to exercise any of our rights, such as the right to reject any or all tenders not in proper form and our right to terminate the Offer, that failure to exercise shall not constitute a waiver of these rights.

g) The following sentence is added to the section of the Offer to Purchase captioned "Source and Amount of Funds":

          Because of the relatively modest amount of cash expected to be needed to complete the Offer and the substantial availability on our credit line, no other alternative financing plan was considered.

h) The following line items are added to summary consolidated financial information included in the Offer to Purchase under the caption "Summary Consolidated Financial Information":



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

                                                Nine Months Ended                    Fiscal Year Ended
                                                -----------------                    -----------------
                                           October 31,        October 31,          January 31,         January 31,
                                              2004               2003                 2004                2003
                                      ---------------------------------------------------------------------------
Current assets...................           $11,568             $10,417              $9,138             $12,702
Noncurrent assets................            $6,096              $7,385              $6,921              $7,754
Current liabilities..............            $8,230              $4,833              $3,338              $6,884
Noncurrent liabilities...........            $3,496              $4,882              $4,080              $4,795
Gross profit.....................            $5,134              $6,779              $9,069             $13,281


i) The Offer to Purchase is hereby amended by amending and replacing the fifth paragraph under the caption "Where You Can Find More Information" in its entirety:

          We intend to file with the SEC an amendment to the Transaction Statement on Schedule 13E-3 and this Offer to Purchase in order to incorporate by reference any additional documents that contain material information with respect to the Offer that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Offer to Purchase and prior to the expiration of the Offer, or any extension thereof.



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

     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                  THE OHIO ART COMPANY

                                  By:  /s/  William C. Killgallon
                                     -------------------------------------------
                                     Name:  William C. Killgallon
                                     Title: Chairman and Chief Executive Officer


Dated:  February 28, 2005



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